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                                                                Exhibit 19









                                      1st
                                    FRANKLIN
                                   FINANCIAL
                                  CORPORATION



                                   QUARTERLY
                              REPORT TO INVESTORS
                                    FOR THE
                               NINE MONTHS ENDED
                               SEPTEMBER 30, 1994

                              MANAGEMENT'S LETTER

    Total Assets of the Company increased by $7,147,636 from $125,472,170 at December 31, 1993 to $132,619,806 at September 30, 1994 primarily due to increases in loans outstanding and increases in cash and cash equivalents. Net receivables (gross receivables less unearned finance charges) increased $5,903,368 during the nine months just ended as compared to the prior year-end due to increases in consumer loan demand and business generated in new offices opened. The Company has opened five new branch offices during 1994, bringing the total number of branch offices to 117.

     The Company's investment portfolio consists mainly of U.S. Treasury bonds and Government Agency bonds held by the Company's insurance subsidiaries. Management has designated all investment securities as "available for sale". Any unrealized gain or loss is accounted for in the Company's equity section, net of deferred taxes. Although investment securities increased during the first nine months of 1994 from additional funds invested by the insurance subsidiaries, volatility in bond market values resulted in a $753,072 decrease, net of deferred taxes, in the portfolio's fair market value during the period just ended as compared to December 31, 1993.

     Average net receivables were $112,284,484 during the nine months just ended as compared to $97,036,288 during the same period a year ago. Net interest income (representing the margin between the amount the Company earns on loans and investments and the amount the Company pays on securities and other borrowings) increased $1,147,090 (19%) and $3,793,902 (22%) during the quarter and nine months just ended as compared to the same periods in 1993 primarily due to the higher levels of average net receivables. Lower borrowing rates also contributed to the increase in the interest income margin. Although average borrowings increased, the lower borrowing rates enabled the Company to keep the increase in interest expense to a minimum.

     The higher level of average net receivables during the period just ended also led to a $241,592 (9%) and $1,267,860 (17%) increase in net insurance income for the quarter and nine month comparable periods. Changes in net insurance income generally correspond to changes in the level of average net receivables outstanding. Increases in average net receivables normally lead to higher levels of insurance in force which increases insurance income. Offsetting some of the increase in insurance income during the current quarter was approximately $60,000 in property claims filed by customers in south Alabama and south Georgia whom suffered losses as a result of the devastating floods in July from tropical storm Alberto.

     Provision for loan losses increased $75,311 (13%) and $357,619 (23%) during the quarter and nine months just ended as compared to the same periods a year ago primarily due to increases in loan losses. Net charge-offs increased $153,824 (31%) and $475,198 (38%) during the comparable periods mainly due to the aforementioned increase in average receivables outstanding.

     Additional personnel required to staff the new offices opened during the current and prior year and annual cost-of-living and merit salary increases, effective January 1 of each year, were the major factors causing the $254,735 (7%) and $1,310,235 (12%) increase in personnel expense during
the comparable periods this year as compared to last year.   Other factors
contributing to the increase were increases in accrued profit sharing contribution expenses and employee incentive awards.

     Occupancy expense increased $65,471 (8%) and $291,471 (12%) during the comparable periods mainly due to rent expense related to new offices opened and increased rent on leases renewed in existing branch offices. Other additional overhead expenses related to new offices opened, such as telephone, utilities and depreciation expense on fixed assets, also contributed to the increase in occupancy expense.

     Increases in advertising expenses, credit bureau dues, postage, computer expenses and taxes and licenses were the main causes of the $158,760 (12%) and $706,454 (17%) increase in Other Operating Expenses during the quarter and nine months ended September 30, 1994 as compared to the same periods a year ago.

     Effective income tax rates were 31.8% and 27.1% for the quarters ended September 30, 1994 and 1993 and 31.5% and 27.2% for the nine months just ended as compared to the same period a year ago, respectively. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's consolidated tax rate below statutory rates. The increase in the effective rates for the quarter and nine months just ended was mainly due to the Company and the property insurance subsidiary, which are taxed at higher rates, earning a larger portion of pretax income as compared to the prior year. During 1993, the utilization of loss carryforwards to offset capital gains also contributed to the lower rates during that year.

     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Net cash flows from financing activities, excluding bank borrowings, increased $2,979,230 during the nine months just ended as compared to the same period a year ago and collections on loans increased $12,027,263 over the same period. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowings of $21,000,000. Available borrowings were $21,000,000 and $8,800,000 at September 30, 1994 and December 31, 1993, respectively, relating to this agreement. Another agreement provides for an additional $2,000,000 for general operating purposes, all of which was available September 30, 1994 and December 31, 1993. The Company had previously had a third credit agreement for $1,500,000 which matured during June 1994. Management believes the existing cash flow generated by operations, proceeds from the sale of investment securities and borrowings under the two current credit agreements will be adequate to meet the Company's funding requirements for the foreseeable future. It therefore chose not to renew the $1,500,000 credit agreement when it matured.

     Liquidity was not adversely affected by delinquent accounts as the percentage of outstanding receivables 60 days or more past due decreased to 3.9% of receivables at September 30, 1994 from 4.0% of receivables at December 31, 1993.

     The Company's Quarterly Report to Investors for the Six Months Ended June 30, 1994 describes legal proceedings pending against the Company and numerous other defendants in connection with complaints filed in the Circuit Court of Jefferson County, Alabama, and in the U.S. District Court for the Middle District of Alabama, Southern Division.

     In May and July, 1994 two additional complaints alleging different violations of Alabama consumer lending laws were filed in the Circuit Court of Barbour County, Alabama, against the Company and Voyager Guaranty Insurance Company. The plaintiff borrowers assert that the Company and Voyager overcharged for credit life insurance premiums and they seek to have the Court certify the action as a class action. The plaintiffs have also requested that the Court void all of the loans made to the plaintiffs, order refunds of all payments on the loans, assess all penalties and other damages provided by Alabama law, and award compensatory and punitive damages. These actions are in their early stages and their outcome currently is not determinable. Management believes these actions to be without merit as to the Company and will vigorously contest them.

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                       1st FRANKLIN FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                            September 30,      December 31,
                                                 1994             1993
                                            ------------      -------------
                                             (Unaudited)        (Audited)

                                     ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . .    $  6,875,659      $  5,826,065
LOANS, net . . . . . . . . . . . . . . .     103,453,793        97,485,170
INVESTMENT SECURITIES. . . . . . . . . .      12,939,087        12,764,567
OTHER ASSETS . . . . . . . . . . . . . .       9,351,267         9,396,368
                                            ------------      ------------
         TOTAL ASSETS. . . . . . . . . .    $132,619,806      $125,472,170
                                            ============      ============


                     LIABILITIES  AND STOCKHOLDER'S EQUITY

SENIOR DEBT. . . . . . . . . . . . . . .    $ 62,107,046      $ 60,147,877
OTHER LIABILITIES. . . . . . . . . . . .       7,141,992         7,495,036
SUBORDINATED DEBT. . . . . . . . . . . .      21,212,182        20,855,733
                                            ------------      ------------
     Total Liabilities . . . . . . . . .      90,461,220        88,498,646
                                            ------------      ------------

STOCKHOLDER'S EQUITY:
  Common Stock . . . . . . . . . . . . .         170,000           170,000
  Net Unrealized Gain (Loss) on
     Investment Securities Available
     for Sale. . . . . . . . . . . . . .        (466,167)          286,905
  Retained Earnings. . . . . . . . . . .      42,454,753        36,516,619
                                            ------------      ------------
     Total Stockholder's Equity. . . . .      42,158,586        36,973,524
                                            ------------      ------------
         TOTAL LIABILITIES AND
             STOCKHOLDER'S EQUITY. . . .    $132,619,806      $125,472,170
                                            ============      ============



        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                       1st FRANKLIN FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME


                                 Quarter Ended          Nine Months Ended
                                 September 30             September 30
                                 ------------             ------------
                                 (Unaudited)               (Unaudited)

                                1994        1993         1994        1993
                                ----        ----         ----        ----

INTEREST INCOME. . . . . .  $ 8,521,169 $ 7,238,345  $25,072,870 $20,857,959

INTEREST EXPENSE . . . . .    1,387,267   1,251,533    4,048,690   3,627,681
                            ----------- -----------  ----------- -----------
NET INTEREST INCOME. . . .    7,133,902   5,986,812   21,024,180  17,230,278

  Provision for Loan Losses     670,816     595,505    1,899,001   1,541,382
                            ----------- -----------  ----------- -----------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES  6,463,086   5,391,307   19,125,179  15,688,896
                            ----------- -----------  ----------- -----------
NET INSURANCE INCOME . . .    2,885,753   2,644,161    8,677,432   7,409,572
                            ----------- -----------  ----------- -----------
OTHER REVENUE. . . . . . .       97,913      66,796      234,419     216,745
                            ----------- -----------  ----------- -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . .    3,879,937   3,625,202   11,838,369  10,528,134
  Occupancy. . . . . . . .      928,679     863,208    2,738,300   2,446,829
  Other. . . . . . . . . .    1,506,644   1,347,884    4,789,382   4,082,928
                            ----------- -----------  ----------- -----------
     Total . . . . . . . .    6,315,260   5,836,294   19,366,051  17,057,891
                            ----------- -----------  ----------- -----------

INCOME BEFORE INCOME TAXES    3,131,492   2,265,970    8,670,979   6,257,322

  Provision for
           Income Taxes. .      996,749     613,385    2,732,845   1,702,750
                            ----------- -----------  ----------- -----------

NET INCOME . . . . . . . .  $ 2,134,743  $1,652,585  $ 5,938,134 $ 4,554,572
                            ===========  ==========  =========== ===========




        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
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                       1st FRANKLIN FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents

                                                     Nine Months Ended
                                                       September 30
                                                       ------------
                                                        (Unaudited)
                                                   1994            1993
                                                   ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income  . . . . . . . . . . . . . . .   $   5,938,134    $ 4,554,572
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Provision for Loan Losses. . . . . . .       1,899,001      1,541,382
    Depreciation and Amortization. . . . .         715,054        655,326
    Other, net . . . . . . . . . . . . . .         (24,225)      (245,761)
    (Increase) Decrease in
     Miscellaneous assets. . . . . . . . .         200,708       (312,765)
    (Decrease) in Accounts Payable and
      Accrued Expenses . . . . . . . . . .        (353,044)      (598,591)
                                              ------------    -----------
       Net Cash Provided by Operating
        Activities . . . . . . . . . . . .       8,375,628      5,594,163
                                              ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Loans Originated or purchased. . . .     (70,060,897)   (60,236,861)
      Loan Payments. . . . . . . . . . . .      62,193,273     50,166,010
      Purchases of marketable
        debt securities. . . . . . . . . .      (1,465,543)    (9,769,041)
      Sales of marketable securities . . .         103,897      6,151,337
      Redemptions of securities. . . . . .         300,000             --
      Principal payments on securities . .              --         47,660
      Other, net . . . . . . . . . . . . .        (712,382)      (595,212)
                                              ------------    -----------
        Net Cash Provided by Operating
         Activities. . . . . . . . . . . .      (9,641,652)   (14,236,107)
                                              ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase in Senior Debt. . . . . . .       1,959,169      7,102,901
      Subordinated Debt Issued . . . . . .       3,701,101      3,799,460
      Subordinated Debt redeemed . . . . .      (3,344,652)    (3,910,268)
                                              ------------    -----------
        Net Cash Provided by Financing
         Activities. . . . . . . . . . . .       2,315,618      6,992,093
                                              ------------    -----------
NET INCREASE (DECREASE) IN CASH
      AND CASH EQUIVALENTS . . . . . . . .       1,049,594     (1,649,851)

CASH AND CASH EQUIVALENTS, beginning . . .       5,826,065      8,573,140
                                              ------------    -----------
CASH AND CASH EQUIVALENTS, ending. . . . .    $  6,875,659    $ 6,923,289
                                              ============    ===========
Cash Paid during the period for:
                     Interest. . . . . . .    $  4,007,256    $ 3,551,634
                     Income Taxes. . . . .       2,512,317      1,816,659

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                    -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1993 and for the years then ended included in the Company's December 31, 1993 Annual Report. The Company is a wholly owned subsidiary of 1st Franklin Corporation and therefore earnings per share is not shown.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 1994, and December 31, 1993, and the results of its operations and its cash flows for the nine months ended September 30, 1994 and 1993. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the nine months ended September 30, 1994, are not necessarily indicative of the results to be expected for the full fiscal year.

                               BRANCH OPERATIONS

                   Jarrell Coffee. . . . Vice President
                   Jack Coker. . . . . . Vice President
                   Isabel Vickery. . . . Vice President

                               SUPERVISORS

Richard Asmussen           Donald Floyd               Melvin Osley
Robert Canfield            Jack Hobgood               Joe Seale
Robert Carnes              Judy Landon                Bob Seawright
Donald Carter              Tommy Lennon               Timothy Schmotz
Mike Culpepper             Steve Maze                 Gaines Snow
Jimmy Davis                Dianne Moore               Rick Woods
Tony Ellison               Ronnie Morrow

                                 OFFICES

Alabama Offices:           Georgia Offices:           Georgia Offices:
- ---------------            ---------------            ---------------
Alexander City             CarrolIton                 McRae
Arab                       Cartersville               Milledgeville
Athens                     Cedartown                  Monroe
Bessemer                   Chatsworth                 Montezuma
Birmingham                 Clarkesville               Monticello
Clanton                    Claxton                    Moultrie
Cullman                    Clayton                    Nashville
Decatur                    Cleveland                  Newnan
Dothan                     Cochran                    Perry
Enterprise                 Commerce                   Richmond Hill
Eufaula                    Conyers                    Rome
Florence                   Cordele                    Royston
Gadsden                    Cornelia                   Savannah
Huntsville                 Covington                  Statesboro
Jasper                     Cumming                    Swainsboro
Ozark                      Dallas                     Sylvania
Prattville                 Douglas                    Sylvester
Russellville               Douglasville               Thomaston
Scottsboro                 Eastman                    Thomson
Selma                      Elberton                   Tifton
Sylacauga                  Ellijay                    Toccoa
Troy                       Forsyth                    Valdosta
Tuscaloosa                 Fort Valley                Vidalia
                           Gainesville                Warner Robins
Georgia Offices:           Garden City                Washington
- ---------------            Greensboro                 Winder
Adel                       Griffin
Albany                     Hartwell                   South Carolina Offices
Alma                       Hawkinsville               ----------------------
Americus                   Hazlehurst                 Aiken
Athens                     Hinesville                 Anderson
Barnesville                Hogansville                Cayce
Baxley                     Jackson                    Clemson
Blue Ridge                 Jasper                     Easley
Bremen                     Jefferson                  Greenwood
Brunswick                  Jesup                      Laurens
Buford                     Lavonia                    Orangeburg
Butler                     Lawrenceville              Seneca
Cairo                      Madison                    Union
Calhoun                    Manchester                 York
Canton                     McDonough

                                   DIRECTORS

                                W. Richard Acree
                          President, Acree Oil Company

                               Ben F. Cheek, III
                      Chairman and Chief Executive Officer
                       1st Franklin Financial Corporation

                                Lorene M. Cheek
                                   Homemaker

                                Jack D. Stovall
                   President, Stovall Building Supplies, Inc.

                             Dr. Robert E. Thompson
                            Physician, Toccoa Clinic

                               EXECUTIVE OFFICERS

                               Ben F. Cheek, III
                      Chairman and Chief Executive Officer

                                T. Bruce Childs
                     President and Chief Operating Officer

                                A. Roger Guimond
                   Vice President and Chief Financial Officer

                                  Lynn E. Cox
                                   Secretary

                                 Linda L. Sessa
                                   Treasurer

                               INVESTMENT CENTER

                                  Lynn E. Cox
                               Account Executive

                                Phoebe P. Martin
                               Account Executive

                                Sandra N. Oliver
                                  New Accounts

                                    COUNSEL

                           Jones, Day, Reavis & Pogue
                           3500 One Peachtree Center
                           303 Peachtree Street, N.E.
                          Atlanta, Georgia  30308-3242

                                    AUDITORS

                             Arthur Andersen LLP
                           133 Peachtree Street, N.E.
                            Atlanta, Georgia  30303
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